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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Computer Horizons Corp.
(Name of Subject Company (issuer) and Names of Filing Persons (offeror))

Options to purchase common stock, par value $0.10 per share, under the Computer Horizons Corp.
1994 Incentive Stock Option and Appreciation Plan
(Title of Class of Securities)

205908106
(CUSIP Number of Class of Securities (underlying common stock, par value $0.10 per share))

        John J. Cassese
Chairman of the Board and President
Computer Horizons Corp.
49 Old Bloomfield Avenue
Mountain Lakes, New Jersey 07046-1495
(973) 299-4000
(Name, address, and telephone numbers of person
authorized to receive notices and communications on behalf of filing persons)

Copies to:
 R. Max Crane, Esq.
Jeffrey J. Fessler, Esq.
Sills Cummis Radin Tischman Epstein & Gross, P.A.
One Riverfront Plaza
Newark, New Jersey 07052-5400
(973) 643-7000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$2,425,612	$224
*
Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 1,851,612 shares of common stock of Computer Horizons Corp. having an aggregate value of $2,425,612 as of November 30, 2002 will be canceled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.

[    ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

[    ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[    ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[    ] going-private transaction subject to Rule 13e-3.
[    ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [    ]

        This Tender Offer Statement on Schedule TO relates to an Offer by Computer Horizons Corp., a New York corporation ("the Company") to exchange ("Offer to Exchange") stock options that have been granted under the Company's 1994 Incentive Stock Option and Appreciation Plan (the "1994 Plan") that have an exercise price of $10.01 or greater and are held by current employees of the Company for new stock options granted under the 1994 Plan. The new options will be granted upon the terms and subject to the conditions set forth in: (i) the Offer to Exchange, dated December 24, 2002; (ii) the Letter of Transmittal (Election to Participate); (iii) the Confirmation to Offerees Electing to Participate in the Offer to Exchange; (iv) the Notice of Withdrawal (Election not to Participate); and (v) the Cover Letter to Eligible Option Holders. These documents, as they may be amended or supplemented from time to time, together constitute the "Disclosure Documents" and are attached to this Schedule TO as Exhibits (a)(1) through (a)(5), respectively. The information in the Disclosure Documents, including all Schedules and Annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated December 24, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

        (a)  The name of the issuer is Computer Horizons Corp., a New York corporation (the "Company"), and the address of its principal executive office is 49 Old Bloomfield Avenue, Mountain Lakes, New Jersey 07046-1495. The Company's telephone number is (973) 299-4000.

        (b)  This Tender Offer Statement on Schedule TO relates to an offer by the Company to its current employees who hold options to purchase shares of the Company's common stock, par value $0.10 per share (the "Common Stock"), granted under the Company's 1994 Incentive Stock Option and Appreciation Plan (the "1994 Plan") having an exercise price of $10.01 or greater per share to exchange all such options outstanding as of the date hereof (the "Eligible Options") for new stock options (the "New Options"). The New Options will be granted by the Company under the 1994 Plan, upon the terms and conditions described in the Offer to Exchange and the accompanying Letter of Transmittal (Election to Participate), attached hereto as Exhibits (a)(1) and (a)(2) (the "Stock Option Exchange Program"). Only current employees of the Company are eligible to participate in the Stock Option Exchange Program. No employee whose employment with the Company has been terminated, whether voluntarily or involuntarily, is eligible to participate in the Stock Option Exchange Program, irrespective of the effective date of such termination. The non-employee directors, other non-employees and employees located outside of the United States and Canada are not eligible to participate in the Stock Option Exchange Program.

        The number of shares of Common Stock subject to New Options will be determined based on the number of Eligible Options that are accepted for exchange and canceled and on the exchange rates which apply depending upon the exercise price of the Eligible Options that are accepted for exchange. The exercise price of the New Options will equal the closing sale price of the Company's common stock as reported on the Nasdaq National Market on the day on which the New Options are granted. The information set forth in the Offer to Exchange under "Summary Term Sheet", "Introduction", Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

        (c)  The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

        (a)  The Company is the filing person. The Company's address and telephone number are set forth in Item 2(a) above. Section 10 of the Offer to Exchange ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options"), which contains information regarding the identity and address of the directors and executive officers of the Company, is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

        (a)  The following sections of the Offer to Exchange contain a description of the material terms of the tender offer and are incorporated herein by reference:

  •
  "Summary Term Sheet";
  •
  "Introduction";
  •
  Section 1 ("Number of Options; Expiration Date");
  •
  Section 3 ("Procedures for Electing to Exchange Options");
  •
  Section 4 ("Withdrawal Rights");

  •
  Section 5 ("Acceptance of Options for Exchange and Issuance of New Options");
  •
  Section 6 ("Conditions of the Stock Option Exchange Program");
  •
  Section 8 ("Source and Amount of Consideration; Terms of New Options");
  •
  Section 11 ("Status of Options Acquired by Us in the Stock Option Exchange Program; Accounting Consequences of the Stock Option Exchange Program");
  •
  Section 12 ("Legal Matters; Regulatory Approvals");
  •
  Section 13 ("Material U.S. Income Tax Consequences");
  •
  Section 14 ("Important Legal and Tax Information for Non-U.S. Employees"); and
  •
  Section 15 ("Extension of the Stock Option Exchange Program; Termination; Amendment").

        (b)  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (e)  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a)  The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Stock Option Exchange Program") is incorporated herein by reference.

        (b)  The shares of common stock subject to options canceled and exchanged pursuant to the Stock Option Exchange Program will be returned to the pool of shares available for grants of new options under each respective stock option or incentive plan. The information set forth in the Offer to Exchange under Section 11 ("Status of Options Acquired by Us in the Stock Option Exchange Program; Accounting Consequences of the Stock Option Exchange Program") is incorporated herein by reference.

        (c)  The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Stock Option Exchange Program") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)  The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options—Consideration") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

        (b)  The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Stock Option Exchange Program") is incorporated herein by reference.

        (c)  Not applicable.

        (d)  Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a)  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

        (b)  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)  Not applicable.

        (b)  Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

        (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Computer Horizons Corp.; Factors That You Should Consider When Making Your Decision") and the financial information included in Item 8 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2001, and Item 1 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002 is incorporated herein by reference. In accordance with Instruction 6 to Item 10 of Schedule TO, summary financial information is contained in Section 9 of the Offer to Exchange ("Information Concerning Computer Horizons Corp.; Factors That You Should Consider When Making Your Decision.").

        (b)  Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

        (a)  The non-employee directors of the Company are not eligible to participate in the Stock Option Exchange Program. The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

        (b)  Not applicable.

ITEM 12. EXHIBITS.

Exhibit Number	Description
(a) (1)	Offer to Exchange, dated December 24, 2002 (including Summary Term Sheet).
(2)	Form of Letter of Transmittal (Election to Participate).
(3)	Form of Confirmation to Offerees Electing to Participate in the Offer to Exchange.
(4)	Form of Notice of Withdrawal (Election not to Participate).
(5)	Form of Cover Letter to Eligible Option Holders.
(6)	Form of Email Message to Eligible Option Holders
(b)	Not applicable.

(d) (1) Computer Horizon Corp.'s 1994 Incentive Stock Option and Appreciation Plan (incorporated herein by reference to Exhibit 10(h) filed with the Company's annual report on Form 10-K for the year ended December 31, 1994).

(g) Not applicable.

(h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

COMPUTER HORIZONS CORP.
Date: December 24, 2002	By:	/s/ JOHN J. CASSESE John J. Cassese Chairman of the Board and President

INDEX TO EXHIBITS

Exhibit Number	Description
(a) (1)	Offer to Exchange, dated December 24, 2002 (including Summary Term Sheet).
(2)	Form of Letter of Transmittal (Election to Participate).
(3)	Form of Confirmation to Offerees Electing to Participate in the Offer to Exchange.
(4)	Form of Notice of Withdrawal (Election not to Participate).
(5)	Form of Cover Letter to Eligible Option Holders.
(6)	Form of Email Message to Eligible Option Holders.
(b)	Not applicable.
(d)(1)
Computer Horizon Corp.'s 1994 Incentive Stock Option and Appreciation Plan (incorporated herein by reference to Exhibit 10.01 filed with the Company's annual report on Form 10-K for the year ended December 31, 1994).
(g)	Not applicable.
(h)	Not applicable.

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
INDEX TO EXHIBITS